            SOUTHERN CALIFORNIA EDISON COMPANY AND CONSOLIDATED UTILITY-RELATED SUBSIDIARIES

                                RATIOS OF EARNINGS TO FIXED CHARGES

                                        (Thousands of Dollars)

                                                                                          9 Months               9 Months
                                                       Year ended December 31,              Ended                 Ended
                                                       ------------------------
                                                         2002             2003          Sept. 30, 2003        Sept. 30, 2004
                                                        -------         -------         --------------        --------------
EARNINGS BEFORE INCOME TAXES
  AND FIXED CHARGES:

Income before interest expense (1)                 $     1,831,335        1,339,147  $         1,055,561            914,090

Add:

  Taxes on income (2)                                      641,786          388,120              443,602            397,902
  Rentals (3)                                                1,240              638                  471                536
  Allocable portion of interest
      on long-term Contracts for
      the purchase of power (4)                              1,616            1,568                1,181              1,142
  Amortization of previously capitalized
      fixed charges                                          1,440            1,638                1,215              1,155
Total earnings before income
  taxes and fixed charges (A)                      $     2,477,417        1,731,111  $         1,502,030          1,314,825
                                                      ==============   ==============    ==================     ================

FIXED CHARGES:

  Interest and amortization                        $       584,442          451,792  $           343,646            302,620
  Rentals (3)                                                1,240              638                  471                536
  Capitalized fixed charges -
      nuclear fuel (5)                                         520               97                    -                570
  Allocable portion of interest on
      long-term contracts for
      the purchase of power (4)                              1,616            1,568                1,181              1,142

Total fixed charges (B)                            $       587,818          454,095  $           345,298            304,868
                                                      =============      ============    =================         ==========

RATIO OF EARNINGS TO
  FIXED CHARGES (A) / (B):                                    4.21             3.81                 4.35               4.31
                                                      ==============    ==============  ==================        =============

(1)   Includes allowance for funds used during construction and accrual of unbilled revenue.
(2)   Includes allocation of federal income and state franchise taxes to other income.
(3)   Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals.
(4)   Allocable portion of interest included in annual minimum debt service requirement of supplier.
(5)   Includes fixed charges associated with Nuclear Fuel.